SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                    No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release announcing unaudited fourth-quarter and full-year 2011 financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on March 23, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Fourth-Quarter and Full-Year 2011 Financial Results

● Revenues Grew 17.8% in 2011

BEIJING, March 23, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

FOURTH-QUARTER 2011 FINANCIAL AND OPERATING HIGHLIGHTS

●	Net revenues decreased slightly year-over-year to $59.7 million in the fourth quarter of 2011, as compared to $60.0 million in the fourth quarter of 2010
●	Adjusted operating loss1 was $934,000, as compared to adjusted operating income of $12.8 million in the year-ago quarter
●	U.S. GAAP operating loss was $3.2 million, compared to U.S. GAAP operating income of $8.9 million in the year-ago quarter
●
Adjusted net income1 attributable to Camelot was $2.7 million as compared to adjusted net income attributable to Camelot of $11.2 million in the year-ago quarter. Adjusted diluted earnings per ADS2 in the fourth quarter of 2011 were $0.06, as compared to diluted earnings per ADS of $0.24 in the year-ago quarter

●	U.S. GAAP net income attributable to Camelot was $0.5 million, compared to U.S. GAAP net income attributable to Camelot of $7.3 million in the year-ago quarter

FULL-YEAR 2011 FINANCIAL AND OPERATING HIGHLIGHTS

●	Net revenues increased 17.8% to $227.1 million in 2011, as compared to $192.9 million in 2010
_________________________________
1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.
2	One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

●	Adjusted operating income1 was $13.1 million, as compared to adjusted operating income of $35.7 million in 2010
●	U.S. GAAP operating loss was $43.1 million, compared to U.S. GAAP operating income of $22.8 million in 2010
●
Adjusted net income1 attributable to Camelot was $15.3 million as compared to adjusted net income attributable to Camelot of $31.5 million in 2010. Adjusted diluted earnings per ADS1 in 2011 were $0.34, as compared to diluted earnings per ADS of $0.76 in 2010

●	U.S. GAAP net loss attributable to Camelot was $40.8 million, compared to U.S. GAAP net income attributable to Camelot of $18.6 million in 2010
●	According to a report by International Data Corp. (IDC), Camelot was again ranked number-one in 2011 as the largest local SAP services provider in China, with 14.4% market share (versus 12.0% in 2010)
●	According to a report by IDC, Camelot was again ranked as number-one in 2011 in the banking testing service market, with 19.05% market share

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “We are pleased with our results for the fourth quarter of 2011, during which we built team morale following the management changes we experienced in the third quarter.  In the fourth quarter, we also began to centralize certain functions within the FIS business line, as well as to promote our FIS services through cross-selling.  Over the coming months, we will further enhance our FIS team to focus on clients, technology, and markets in the BFSI (banking, financial services, and insurance) sector.”

“I continue to believe that demand for IT services will continue to outpace GDP growth in China for the foreseeable future.  We remain committed to continue to investing in the future development of our Company and in our business by developing additional solutions while preparing our team for the next level,” concluded Mr. Ma.

Fourth-Quarter 2011 Financial Results

Net revenues for the fourth quarter ended December 31, 2011 decreased slightly to $59.7 million from $60.0 million in the year-ago quarter and increased 9.6% sequentially from $54.5 million in the third quarter of 2011.  Enterprise Application Services (EAS) revenues increased 5.7% year-over-year to $39.9 million in the quarter but declined slightly from the prior quarter.  EAS revenues amounted to 66.9% of net revenues in the quarter.  Financial Industry IT Services (FIS) revenues decreased 11.1% year-over-year and rebounded 48.5% sequentially to $19.8 million, mainly due to the strong team effort of the reconstituted group. FIS accounted for 33.1% of the quarter’s revenues.

GAAP cost of revenues increased 10.3% to $43.8 million from $39.7 million in the year-ago quarter.  Adjusted cost of revenues increased 10.8% to $43.5 million from $39.3 million in the year-ago quarter. Adjusted cost of revenues excludes $28,000 of share-based compensation.

GAAP gross profit decreased 21.7% to $15.9 million from $20.3 million in the year-ago quarter.  Adjusted gross profit decreased 22.1% to $16.1 million from $20.7 million in the year-ago quarter,

primarily due to lower utilization of the Company’s expanded IT professional team.  The GAAP gross margin was 26.6% in the quarter, compared to 33.9% in the year-ago quarter.  The adjusted gross margin was 27.0%, as compared to 34.5% in the year-ago quarter.

GAAP operating expenses were $19.3 million in the quarter, compared to $11.6 million in the year-ago quarter.  GAAP operating expenses include $1.0 million of share-based compensation expense.

The Company reviewed accounts receivable and recorded a $0.5 million provision in the quarter.  These impairments and provisions are included under GAAP operating expenses.

Adjusted operating expenses were $17.3 million, representing a 114.1% increase over the year-ago quarter.  The increase was primarily attributable to higher legal and professional fees and additional senior-level hires.  The GAAP operating loss was $3.2 million, compared to operating income of $8.9 million in the year-ago quarter.  The adjusted operating loss was $934,000, compared an adjusted operating income of $12.8 million in the year-ago quarter.

The GAAP net income attributable to Camelot for the fourth quarter of 2011 was $0.5 million, or $0.01 per diluted ADS, compared to net income of $7.3 million in the year-ago quarter, or a net income of $0.15 per diluted ADS.  Adjusted net income attributable to Camelot for the fourth quarter of 2011 was $2.7 million, or $0.06 per diluted ADS, versus adjusted net income of $11.2 million in the year-ago quarter, or $0.24 per diluted ADS.

Full-Year 2011 Financial Results

Net revenues for the year ended December 31, 2011 increased 17.8% to $227.1 million from $192.9 million in 2010.  Enterprise Application Services (EAS) revenues increased 25.8% to $159.2 million, and accounted for 70.1% of net revenues.  Financial Industry IT Services (FIS) revenues increased 2.5% to $67.9 million and accounted for 29.9% of net revenues.

GAAP cost of revenues increased 28.0% to $167.5 million from $130.9 million in 2010.  Adjusted cost of revenues increased 27.5% to $164.5 million from $129.0 million in 2010. Adjusted cost of revenues excludes $19.4 million of share-based compensation, a $21.5 million charge for the impairment of goodwill, and an $8.6 million charge for the impairment of intangible assets.

GAAP gross profit decreased 3.9% to $59.6 million from $62.0 million in 2010.  Adjusted gross profit decreased slightly to $62.7 million from $63.9 million in 2010. The GAAP gross margin was 26.2% in the year, compared to 32.1% in 2010.  The adjusted gross margin was 27.6%, as compared to 33.1% in 2010.

GAAP operating expenses were $102.9 million in the year, compared to $39.4 million in 2010 and include the amounts mentioned above in cost of revenues.

The Company performed impairment tests of intangible assets and goodwill in the year, resulting in non-cash charges of $8.6 million and $21.5 million, respectively, primarily due to the disruption from a departure and subsequent return of a team of our FIS business line and the macro economic environment.  The Company also reviewed accounts receivable and recorded a $3.2 million provision for the year.  These impairments and provisions were also included under GAAP operating expenses.

Adjusted operating expenses were $49.9 million in the year, representing a 75.8% increase over 2010.  The increase was primarily attributable to higher legal and professional fees and additional senior-level hires.  The GAAP operating loss for the year was $43.1 million, compared to an operating income of $22.8 million in 2010.  The adjusted operating profit was $13.1 million, compared an adjusted operating income of $35.7 million in 2010.

The GAAP net loss attributable to Camelot in 2011 was $40.8 million, or a loss of $0.91 per diluted ADS, compared to net income of $18.6 million in 2010, or a net income of $0.45 per diluted ADS.  Adjusted net income attributable to Camelot in 2011 was $15.3 million, or $0.34 per diluted ADS, versus adjusted net income of $31.5 million in 2010, or $0.76 per diluted ADS.

For the full year, Camelot repurchased 2.1 million ADSs at an average price of $6.80 per ADS.

Balance Sheet and Cash Flow

As of December 31, 2011, the Company had $102.4 million in cash, cash equivalents and term deposits, compared to $140.5 million cash, cash equivalents and term deposits as of December 31, 2010.  The decrease was mainly due to an operating cash outflow of $4.9 million and $19.4 million paid for the acquisition of Dimension, Tansun, Agree and Red River Valley, and $14.4 million used to repurchase ordinary shares of the Company.

In the fourth quarter of 2011, the Company did not repurchase any shares.

Days’ sales outstanding3 (“DSO”) were 174 days for the fourth quarter of 2011, attributable to delays in invoicing due to the disruption in the FIS business line.

Employees

As of December 31, 2011, the Company’s headcount totaled 4,718, which included 4,017 information technology (IT) professionals. Of the IT professionals, EAS employee headcount was 2,135, and FIS employee headcount was 1,882.
_________________________________
3
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended December 31, 2011.

Recent Events

On February 22, 2012, independent director Claude Leglise resigned, for personal reasons.

On February 28, 2012, Camelot received an “Outstanding Project Implementation Award” to recognize its delivery quality for a “Banking Branch System” developed for China’s Bank of Communications at the third-annual “China Sourcing” Conference.

On March 15, 2012, Camelot appointed Ms. Joanna Wang and Mr. David Wang as independent directors.

On March 23, 2012, Camelot announced the formation of a wholly owned, focused subsidiary, Camelot Financial Information Technology Services Co, Ltd, under its Financial Industry IT Services  business, to accelerate the development of the Company’s FIS business.  Mr. Yuhui Wang, formerly CEO of Camelot’s subsidiary, Agree, will serve as the Chief Executive Officer of the New Subsidiary.

Furthermore, Camelot established a high-end consulting practice focusing on Financial Industry IT Services in the first quarter of 2012.

Business Outlook

First Quarter of 2012

Camelot expects net revenues for the first quarter of 2012 to be approximately $57 million, representing a 6.4% increase from the first quarter of 2011.

In addition, Camelot expects first-quarter 2012 adjusted net loss attributable to Camelot to be approximately $5.9 million, representing a 215.9% decrease from the first quarter of 2011.

Full-Year 2012

For full-year 2012, Camelot expects net revenues of approximately $266 million, representing a 17.1% increase from the prior year.

In addition, Camelot expects full-year 2012 adjusted net income attributable to Camelot to be approximately $18 million, representing a 17.6% increase from the prior year.

Conference-Call Information

Camelot’s management will host a conference call at 08:00 a.m. (U.S. Eastern Daylight Time) / 05:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Friday, March 23, 2012 to discuss the Company’s fourth-quarter and full-year 2011 financial results and provide a business update.

The conference call may be accessed by calling:

US Toll free:	866.510.9661
US Toll / International:	617.614.3452
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 62860413

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Friday, March 30, 2012:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888

Passcode: 79095518

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$57,128	$140,356
Term deposits	45,318	160
Restricted cash	4,626	6,932
Billed accounts receivable	47,834	43,072
Unbilled accounts receivable	87,212	62,624
Other current assets	19,456	14,073
Total current assets	261,574	267,217
Property and equipment, net	4,673	4,680
Goodwill and other intangible assets	46,248	67,860
Other long-term assets	2,542	1,708
Total assets	315,037	341,465

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business acquisition and debt extinguishment	5,132	15,594
Other current liabilities	70,740	64,442
Total current liabilities	75,872	80,036
Contingent consideration in relation to acquisition	2,822	2,307
Other non-current liabilities	4,255	5,845
Total liabilities	82,949	88,188
Shareholders' equity (a)	232,088	253,277
Total liabilities and shareholders' equity	315,037	341,465

Note:            (a) As of December 31, 2011, there were 182,762,475 ordinary shares issued and 177,621,367 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2011	2010	2011	2010
Net revenues	$59,690	$60,011	$227,120	$192,863
Cost of revenues(1)(2)	(43,787)	(39,688)	(167,520)	(130,862)
Gross profit	15,903	20,323	59,600	62,001
Selling and marketing(1)(2)	(4,319)	(2,790)	(20,263)	(11,138)
General and administrative(1)(2)	(12,180)	(5,843)	(45,033)	(21,605)
Research and development costs	(2,348)	(1,154)	(5,956)	(2,741)
Changes in fair value of contingent consideration for acquisition	(442)	(1,772)	(1,669)	(3,880)
Impairment of intangible assets	—	—	(8,552)	—
Impairment of goodwill	—	—	(21,457)	—
Total operating expense	(19,289)	(11,559)	(102,930)	(39,364)
Government subsidies	189	123	255	123
Income (Loss) from operations	(3,197)	8,887	(43,075)	22,760
Interest expense	(189)	(142)	(935)	(475)
Interest income	476	248	1,194	498
Income (Loss) before provisions for income tax	(2,910)	8,993	(42,816)	22,783
Income tax expense(benefit)	3,283	(1,645)	1,791	(4,100)
Net Income (loss)	373	7,348	(41,025)	18,683
Noncontrolling interest	88	(67)	201	(86)
Net Income (loss) attributable to Camelot Information Systems Inc.(3)	$461	$7,281	(40,824)	18,597

Earnings (loss) per share
Basic-ordinary shares	$0.00	$0.04	$(0.23)	$0.12
Diluted-ordinary shares	$0.00	$0.04	$(0.23)	$0.11

Earnings (loss) per ADS
Basic-ADSs	$0.01	$0.17	$(0.91)	$0.48
Diluted-ADSs	$0.01	$0.15	$(0.91)	$0.45

Weighted average shares outstanding
Basic-ordinary shares	177,212,430	176,294,644	179,954,056	128,663,415
Diluted-ordinary shares	185,938,452	189,929,087	179,954,056	165,258,030

Weighted average ADSs outstanding
Basic-ADSs	44,303,108	44,073,661	44,998,514	32,165,854
Diluted-ADSs	46,484,613	47,482,272	44,998,514	41,314,508

(1)	Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2011	2010	2011	2010
Cost of revenues	$28	$28	$1,463	$136
Selling and marketing	825	156	7,427	354
General and administrative	159	532	10,476	2,434
Total share-based compensation expenses	$1,012	$716	$19,366	$2,924

(2)	Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2011	2010	2011	2010
Cost of revenues	$211	$370	$1,594	$1,776
Selling and marketing	527	1,034	3,213	4,332
General and administrative	71	—	278	—
Total acquisition-related intangible amortization expenses	$809	$1,404	$5,085	$6,108

(3)
The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2011	2010	2011	2010
Net income(Loss) attributable to Camelot Information Systems Inc. (U.S. GAAP)	$461	$7,281	$(40,824)	$18,597
Share-based compensation	1,012	716	19,366	2,924
Acquisition-related intangible amortization	809	1,404	5,085	6,108
Changes in fair value of contingent consideration	442	1,772	1,669	3,880
Impairment of intangible assets	—	—	8,552	—
Impairment of goodwill	—	—	21,457	—
Total adjusted amounts	2,263	3,892	56,129	12,912
Adjusted net income (loss)attributable to Camelot Information Systems Inc.	$2,724	$11,173	$15,305	$31,509

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2011	2010	2011	2010
Cash flow from operating activities:
Net income (loss)	$373	$7,348	$(41,025)	$18,683
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	269	291	1,087	962
Amortization of intangible assets	863	1,448	5,285	6,309
Deferred income taxes	(1,669)	(1,015)	(3,795)	(1,324)
Impairment of intangible assets	—	—	8,552	—
Impairment of goodwill	—	—	21,457	—
Provision for account receivable	529	(3)	3,246	15
Share-based compensation	1,012	716	19,366	2,924
Gains on disposal of property and equipment	11	—	20	(1)
Change in fair value of contingent consideration for acquisition	442	1,772	1,669	3,880
Changes in operating assets and liabilities:
Accounts receivable	9,743	(2,954)	(22,493)	(33,937)
Other assets	(4,229)	(3,028)	(4,509)	(4,475)
Accounts payable	731	3,742	(1,353)	7,500
Other liabilities	5,509	4,716	7,636	9,359
Net cash used in operating activities	13,584	13,033	(4,857)	9,895

Cash flows from investing activities:
Term deposits	(10,342)	(4)	(44,785)	139
Restricted cash	8,003	(4,797)	2,743	(4,365)
Repayment of loan to unrelated parties	13	303	13	248
Proceeds from disposal of property and equipment	11	855	29	29
Purchase of property and equipment	(125)	(1,437)	(789)	(1,439)
Purchase of intangible assets	—	63	(78)	—
Purchase of businesses, net of cash acquired	—	—	(11,430)	(8,359)
Net cash provided by (used in) investing activities	(2,440)	(5,017)	(54,297)	(13,747)

Cash flows from financing activities:
Proceeds from bank borrowing	1,031	9,794	8,863	11,691
Repayment of bank borrowing	(8,472)	(4,377)	(12,230)	(9,311)
Repurchase of ordinary shares	—	—	(14,415)	—
Proceeds from initial public offering	—	973	—	93,775
Payment of issuance cost related to initial public offering	—	(2,957)	(964)	(2,957)

Proceeds from follow-on offering, net of issuance cost	—	19,949	—	19,949
Payment of reimbursed issuance cost related to follow-on offering	(73)	(141)	(464)	(141)
Reimbursement of issuance cost related to follow-on offering	—	—	666	—
Payment of contingent consideration and deferred consideration for business acquisitions	(1,188)	(3)	(7,961)	(4,252)
Proceeds from stock option exercises	101	—	1,395	—
Net cash provided by (used in) financing activities	(8,601)	23,238	(25,110)	108,754

Effect of foreign exchange rate changes	298	110	1,036	1,634

Net increase (decrease) in cash and cash equivalents	2,841	31,364	(83,228)	106,536
Cash and cash equivalents, beginning of period	54,287	108,992	140,356	33,820
Cash and cash equivalents, end of period	$57,128	$140,356	$57,128	$140,356

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(U.S. Dollars in Thousands, Except per Share Data and Percentages)

	Three Months Ended December 31, 2011				Three Months Ended December 31, 2010
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$43,787	$(239)	(a)	$43,548	$39,688	$(398)	(a)	$39,290
Gross profit	15,903	239	(a)	16,142	20,323	398	(a)	20,721
Operating expenses	19,289	(2,024)	(a)	17,265	11,559	(3,494)	(a)	8,065
Operating income (loss)	(3,197)	2,263	(a)	(934)	8,887	3,892	(a)	12,779
Net income (loss)	461	2,263	(a)(d)	2,724	7,281	3,892	(a)	11,173
Net gross margin	26.6%	0.4%	(b)	27.0%	33.9%	0.6%	(b)	34.5%
Net operating margin	(5.4%)	3.8%	(a)	(1.6%)	14.8%	6.5%	(a)	21.3%
Net margin	0.8%	3.8%	(a)	4.6%	12.1%	6.5%	(a)	18.6%
Diluted EPS	$0.00	$0.01	(c)	$0.01	$0.04	$0.02	(c)	$0.06

	Twelve Months Ended December 31, 2011				Twelve Months Ended December 31, 2010
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$167,520	$(3,057)	(a)	$164,463	$130,862	$(1,912)	(a)	$128,950
Gross profit	59,600	3,057	(a)	62,957	62,001	1,912	(a)	63,913
Operating expenses	102,930	(53,073)	(a)	49,857	39,364	(11,000)	(a)	28,364
Operating income (loss)	(43,075)	56,129	(a)	13,054	22,760	12,912	(a)	35,672
Net income (loss)	(40,824)	56,129	(a)(d)	15,305	18,597	12,912	(d)	31,509
Net gross margin	26.2%	1.4%	(b)	27.6%	32.1%	1.0%	(b)	33.1%
Net operating margin	(19.0%)	24.7%	(a)	5.7%	11.8%	6.7%	(a)	18.5%
Net margin	(18.0%)	24.7%	(a)	6.7%	9.6%	6.7%	(a)	16.3%
Diluted EPS	$(0.23)	$0.42	(c)	$0.09	$0.11	$0.08	(c)	$0.19

Notes:

(a)
The non-GAAP adjustments include share-based compensation expenses and amortization expense related to intangible assets acquired for business acquisition, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b)
Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of revenues, $239, $398, $3,057 and $1,912 for the three-month periods ended December 31, 2011 and 2010, and the twelve-month periods ended December 31, 2011 and 2010, respectively. In addition, adjustments for twelve-month periods ended December 31, 2011 exclude impairment of goodwill and intangible assets, amounting to $21,457 and $8,552, respectively.

(c)
Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d)	Net income refers to net income attributable to Camelot.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: March 23, 2012